

February 3, 2011

James M. Rutledge
Executive Vice President and Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Dr.
Norwell, MA 02061-9149

>   **Re: Clean Harbors, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Form 10-Q for the period ended September 30, 2010**
>   **File No. 1-34223**

Dear Mr. Rutledge:

We have reviewed your response letter dated January 20, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

Audited Financial Statements

Note 2 – Significant Accounting Policies, page 65

1. We note your response to comment three from our letter dated January 6, 2011. Please tell us the following:
   - Quantify the total amount of legal costs, by year, that you have capitalized for the Deer Trail Facility since the license was issued to you by CDPHE;
   - Quantify the amount of any other legal costs, by year, that you have capitalized in defense of permits after the issuance of the permit; and
   - The specific evidence you relied upon to determine that the capitalized legal costs increased the value of your Deer Trail Facility's permit.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3689 if you have questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant